# AMARC ANNOUNCES GEOPHYSICAL SURVEYS IDENTIFYING MAJOR NEW SULPHIDE MINERALIZED SYSTEMS ADJACENT TO THE AuRORA PORPHYRY COPPER-GOLD DISCOVERY

**August 12, 2026, Vancouver, BC** – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF; FSE: AQ5) is pleased to announce that AuRORA Minerals Ltd, ("AML"), a private joint venture company owned 60% by Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport") and 40% by Amarc, is identifying major new sulphide systems east of the high grade **AuRORA Porphyry Gold-Copper ("Au-Cu") deposit discovery** through on-going Induced Polarization ("IP") ground geophysical surveys at the JOY Copper-Gold District. These surveys are one component of the **$20 million JOY 2026 exploration program underway at JOY** which is funded by Freeport (see Amarc release July 21, 2026). Amarc is the primary contractor managing AML's programs under a separate Services Agreement.

**Recent IP Results (see Figures 1 and 2) Expand JOY's Potential:**

- **Expanded the original 4.5 km$^2$ NWG sulphide system that hosts the AuRORA Au-Cu deposit eastwards over an area that now covers 7 km$^2$;**
- **Discovered a new and still open 4.5 km$^2$ sulphide system named the ROE Target, adjacent to the east of the expanded NWG sulphide system; and**
- **Expanded the White Pass sulphide system that hosts the historical Brenda Au-Cu deposit from 3.0 km$^2$ to 5.0 km$^2$.**

The eastward expansion of the NWG sulphide system together with the ROE and White Pass sulphide systems lie within the Brenda Property. AML, through Amarc, has a mineral property option agreement with Canasil Resources Inc. pursuant to which it can acquire a 100% interest in this tenure (see Amarc releases February 11, 2025 and August 26, 2025). The Brenda Property is considered by Amarc to be underlain by similar highly prospective volcanics and transitional porphyry Cu-Au and epithermal Au-Ag geological setting as at the AuRORA and TWINS Porphyry Au-Cu Discoveries. Historical exploration of the Brenda Property identified both epithermal and porphyry related rock alteration assemblages hosting Cu, Au and Ag mineralization, including an historical drillhole intersection of 78 m grading 0.61 g/t Au and 0.10% Cu from 110 m in hole BR-07-05 (see Canasil National Instrument 43-101 Technical Report at https://www.canasil.com/projects/bc-canada-properties/brenda/).

**"This season's on-going exploration programs include core drilling with three rigs and extensive geophysical, geological, and geochemical surveys, which continue to unlock what Amarc considers to be the Tier 1 potential of the JOY Gold-Copper District in the Toodoggone Region of British Columbia," said Amarc President and CEO Diane Nicolson. "The initial IP survey results suggest the possibility that the NWG sulphide system hosting the AuRORA deposit, and the ROE and the White Pass mineralized systems (the latter of which hosts the Brenda deposit) plus another target-area called NUB could potentially form a 12 km long east-northeast oriented cluster of porphyry gold-copper deposits exposed at different levels: the AuRORA Trend. If so, this trend would be sub-parallel to JOY's northeast-oriented PINE Trend, which is located some 11 km to the south. The PINE Trend is defined by the PINE deposit, and the TWINS and CANYON Discoveries. The new AuRORA Trend is also located some 22 km to the north of the east-northeast striking trend of Kemess Au-Cu deposits owned by Centerra Gold Inc. Amarc is excited about this new potential and continues to believe that we have just scratched the surface of this extensive copper-gold district, with the strong gold and copper endowment of the AuRORA deposit discovery that remains open to expansion, being the key cornerstone to the development of not only the JOY District but to the entire Toodoggone Region."**

*Figure 1: JOY District: Large-Scale Mineral Systems Host the AuRORA, CANYON and TWINS Discoveries, PINE Deposit, Brenda deposit, NWG, ROE, MEX and Other Sulphide Systems*

*Figure 2: JOY District AuRORA Trend: Second Emerging Classic Porphyry Au-Cu Deposits Trend at JOY District*

**Expansion of the NWG Sulphide System Host to the AuRORA Deposit**

The NWG sulphide system has been expanded from 4.5 $km^2$ to 7 $km^2$ as defined by the >14 mV/V IP chargeability anomaly proximal to and overlooking the AuRORA Porphyry Au-Cu discovery. The new eastward extension to the NWG system features many of the same prospective characteristics of the AuRORA deposit including, for example, a similar low IP resistivity response, extensive strong quartz-sericite-pyrite and advanced argillic alteration at surface within similar volcanic rocks, and an association with a magnetic high anomaly in a covered valley bottom. This portion of the expanded anomaly has never been drill-tested.

**The New and Expansive ROE Sulphide System**

The ROE sulphide system is defined by a 4.5 $km^2$ >14 mV/V IP chargeability anomaly and is characterized by prominent gossanous areas over its 2.6 km length. It also has the same northwest trend as the adjacent NWG sulphide system hosting the AuRORA deposit. The ROE sulphide system remains open to expansion to the southeast where there is a 2 km gap that remains to be surveyed, then further southeast completed reconnaissance IP lines have outlined an IP chargeability anomaly directly along strike over 1.5 km by 0.8 km. While broad areas of the ROE system are concealed under shallow cover, geological reconnaissance and shallow (<100 m) historical drilling (15 holes) have identified the presence of altered and Au-Cu-Ag mineralized volcanics and intrusive rocks which are known to host porphyry Au-Cu mineralization at JOY and in the Toodoggone Region. In addition, geochemical silt samples collected from main drainages returned a very strong and classic porphyry Cu-Au-Mo signature (Cu 183 to 618 ppm, Au 13 to 196 ppb and Mo 9 to 45 ppm).

**Expansion of the White Pass Sulphide System Host to the Historical Brenda Deposit**

Historical IP surveying at the White Pass zone outlined a 3 $km^2$ >14 mV/V IP chargeability anomaly, which hosts the Brenda deposit. Recent 2026 IP surveying has expanded this anomaly over an area of 5 $km^2$. This expanded anomaly now also encompasses the Creek Zone[1], where shallow (<150 m) historical drilling (6 holes) identified prospective alteration and Cu-Au-Ag mineralization. Though previous workers had noted additional untested >30 mV/V chargeability anomalies adjacent to higher-grade zones (characterized by drillhole intersections of >0.4 g/t Au[1]) at White Pass, as high-priority expansion targets, the 2026 IP surveying has significantly enlarged these targets, opening additional prospective growth potential at the Brenda deposit.

**About Amarc Resources Ltd.**

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE Copper-Gold Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

[1] See Canasil technical report referenced above.

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD$35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The District is now being advanced through AuRORA Minerals Ltd ("AML"), a private joint venture corporation held 60% by Freeport and 40% by Amarc (see September 4, 2025 release). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional $75 million in staged expenditures. While Freeport is now the Operator of JOY, AML has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program exceeding CAD$16 million in 2025, completing substantial expansion drilling at the AuRORA deposit and across other discoveries and deposit targets.

At the DUKE District, Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies, continues its participation having sole funded CAD$30 million of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the "DUKE JV") under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District.

Amarc owns a 100% interest in the IKE Cu-Au and Cu-Mo District in southern BC. Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the IKE District.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region, where the JOY District and the AuRORA deposit are located, since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the gold-rich AuRORA porphyry Cu-Au-Ag deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry copper deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, DUKE, IKE, PINE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

**Qualified Person**

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

**Amarc Resources Ltd.** 14th Floor - 1040 W. Georgia St. Vancouver BC V6E 4H1 Canada
T 604.684.6365 | TF 1800.667.2114 | F 604.639.9209 **amarcresources.com**

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 4603, Email: DianeNicolson@hdimining.com
Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com
Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

**Forward Looking and other Cautionary Information**

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

***Figure 1: JOY District: Large-Scale Mineral Systems Host the AuRORA, CANYON and TWINS Discoveries, PINE Deposit, Brenda deposit, NWG, ROE, MEX and Other Sulphide Systems***


AuRORA Trend (see Figure 2)
PINE Trend
PINE
PINE Au-Cu Deposit
6 KM² IP Chargeability Anomaly
From Surface, Open to Expansion
Similarities to Red Chris
TWINS
8.5 KM² Chargeability Anomaly with Highly Anomalous Au
Au-Cu Deposit Discovery Open to Expansion
CANYON
Cu-Au Deposit Discovery
5 KM² IP Chargeability Anomaly
Open to Expansion
N
Finlay Pil Option
BRENDA Deposit
NUB
AuRORA Trend
PINE Trend
ROE
WHITE PASS
TDG Tenure
NWG
Canasil Brenda Option
PINE Deposit
AURORA Deposit
CANYON DISCOVERY
MEX
TWINS DISCOVERY
5 Kilometres
JOY JOINT VENTURE DISTRICT
Legend
JOY District Drill Holes
Project Claim Boundary
IP Chargeability (mV/V)
Increasing Sulphide Mineralization
40
14
0

***Figure 2: JOY District AuRORA Trend: Second Emerging Classic Porphyry Au-Cu Deposits Trend at JOY District***


AuRORA Trend
NWG
AuRORA Au-Cu Deposit
7 KM² IP Chargeability Anomaly
Underexplored
ROE
New 4.5 KM² Chargeability Anomaly
Open to Expansion
Underexplored
White Pass
Brenda Au-Cu Deposit
5 KM² IP Chargeability Anomaly
Underexplored
Finlay Pil Option
BRENDA Deposit
Pil South
TDG Tenure
Reef
AuRORA Trend
Shasta
WHITE PASS
ROE
NWG
To Be Surveyed
Canasil Brenda Option
AURORA Deposit
Legend
JOY District Drill Holes
Historical Drill Holes
Project Claim Boundary
Project
IP Chargeability (mV/V)
Increasing Sulphide Mineralization
40
20
14
0
N
2 Kilometres